UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

ICZOOM GROUP INC.

(Exact name of registrant as specified in its charter)

Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road

Futian District, Shenzhen

Guangdong, China, 518000

Tel: 86 755 86036281

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Departure of Director and Officer

Mr. Qiang He tendered his resignation as the Chief Financial Officer of ICZOOM Group Inc. (the “Company”), effective from May 15, 2024. Mr. Qiang He’s resignation was due to his personal reasons and not a result of any disagreement with the Company’s operations, policies or procedures. Mr. Lei Xia, the Chief Executive Officer of the Company, will temporarily serve the capacity of Chief Financial Officer of the Company after Mr. He’s resignation, until the Company appoints Mr. He’s replacement.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICZOOM Group Inc.

Date: May 15, 2024	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

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